UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-8972

A. Full title and address of the plan, if different from that of the issuer named below:

INDYMAC BANK, F.S.B. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INDYMAC BANCORP, INC.

155 North Lake Avenue
Pasadena, California 91101-7211

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements

Filed as a part of this report on Form 11-K are the audited statements of net assets available for benefits of IndyMac Bank, F.S.B. 401(k) Plan (the “Plan”) as of and for the year ended December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the related schedules were prepared in accordance with the financial reporting requirements of ERISA.

(b)	Exhibit

23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

IndyMac Bank, F.S.B. 401(k) Plan
(Name of Plan)

Date: June 28, 2004	By:	/s/ Scott Keys

	Name:	Scott Keys
	Title:	Executive Vice President,
Chief Financial Officer

IndyMac Bank, F.S.B. 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

The Board of Directors and Employee Benefits Fiduciary Committee
IndyMac Bank, F.S.B. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the IndyMac Bank, F.S.B. 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Los Angeles, California
June 11, 2004

IndyMac Bank, F.S.B. 401(k) Plan

Statements of Net Assets Available for Benefits
As of December 31,

	2003	2002
Assets
Investments, at fair value	$47,924,751	$28,592,889
Receivables
Employer’s contributions	—	98,530
Participants’ contributions	—	263,921

Total receivables	—	362,451
Net assets available for benefits	$47,924,751	$28,955,340

The accompanying notes are an integral part of these statements.

IndyMac Bank, F.S.B. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
For the years ended December 31,

	2003	2002
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$7,110,259	$(3,771,765)
Dividends	261,844	49,011
Interest	61,933	45,600
Other	(1,881)	19

	7,432,155	(3,677,135)
Contributions:
Participants’	10,650,278	8,006,732
Employer’s	3,679,231	2,686,931
Rollovers	1,131,378	630,600

	15,460,887	11,324,263

Total additions	22,893,042	7,647,128
Deductions from net assets attributed to:
Distributions to participants	3,738,500	2,154,266
Administrative expenses	185,131	157,927

Total deductions	3,923,631	2,312,193

Net increase	18,969,411	5,334,935
Net assets available for benefits:
Beginning of year	28,955,340	23,620,405

End of year	$47,924,751	$28,955,340

The accompanying notes are an integral part of these statements.

INDYMAC BANK, F.S.B. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF PLAN

IndyMac Bank, F.S.B., a wholly owned subsidiary of IndyMac Bancorp, Inc. (together, “the Company”) adopted the IndyMac Bank, F.S.B. 401(k) Plan (the “Plan”) for the benefit of the Company’s eligible employees. The Plan was established to provide continuation of the benefits provided pursuant to the Countrywide Financial Corporation (then known as Countrywide Credit Industries, Inc.) 401(k) Plan for participants who transferred employment from Countrywide Financial Corporation to the Company on July 1, 1997, and to provide retirement savings benefits to eligible employees of the Company. Principal Life Insurance Company is the Plan recordkeeper and custodian.The IndyMac Bank F.S.B. Employee Benefits Fiduciary Committee (the “Fiduciary Committee”) has the responsibility to administer the Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of the Company and provides for retirement, disability, death and termination benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

For the plan year ended December 31, 2003, participants could contribute up to 16% of annual compensation to a maximum of $12,000 of pre-tax annual compensation, as defined in the Plan, as compared to $11,000 of pre-tax annual compensation for the plan year ended December 31, 2002. Effective January 1, 2004, the contribution deferral rate was increased to 40% of eligible annual compensation to a maximum of $13,000 on a pre-tax basis for 2004. The Plan also allows eligible participants to contribute catch-up contributions of up to $2,000 as compared to $1,000 for plan year ended December 31, 2002. Participants may also contribute amounts representing distributions from other qualified plans (“rollover contributions”). The Company may determine, at its discretion, employer matching contributions to be made. During the years ended December 31, 2003 and 2002, the Company contributed 75% of the first 3% of the annual compensation contributed by the participant and 25% of the second 3% of the annual compensation contributed by the participant to the Plan. Employer matching contributions totaled $3.7 million and $2.7 million for the years ended December 31, 2003 and 2002, respectively. All employer contributions were made in cash.

PARTICIPANT ACCOUNTS

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations are based upon the number of units of the Plan in each participant’s account. Forfeited balances of terminated participants’ nonvested accounts are applied as employer contributions made in advance, and reduce the Company’s future contributions and administrative fees. Participants may transfer funds between any of their investment funds except their Countrywide Financial Corporation common stock fund, from which only transfers out are permitted. There were 3,587 participants with an account balance in the Plan as of December 31, 2003.

VESTING

Participants are immediately vested in their contributions plus actual investment returns thereon. Vesting in the Company’s contribution portion of their account plus actual investment returns thereon is based on years of continuous service. A participant vests at the rate of 20% per year until becoming fully vested after 5 years of service.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options described below.

Pooled Separate Accounts

Money Market – Monies are invested in high-quality, short-term commercial paper.

Government Securities – Monies are invested in fixed-income securities for which the principal and interest payments are guaranteed by the U.S. government or related entities.

Large Cap Stock Index – Monies are invested in 500 of the nation’s largest companies — the same ones found in the Standard & Poor’s 500 Stock Index (S&P 500).

Large Company Growth – Monies are invested in stocks of large seasoned companies deemed to have growth potential.

Large Company Value – Monies are invested in stocks of larger companies that are deemed to provide value at the time of purchase.

Mid Cap Stock Index(1) – Monies are invested in stocks found in the 400 Mid Cap Stock Index, an index of 400 commonly traded mid-cap stocks.

(1)	This investment option was added on March 31, 2003.

Small Cap Stock Index(1) – Monies are primarily invested in stocks found in the Standard & Poor’s 600 Small Cap Index, and index of 600 commonly traded small cap stocks.

Mutual Funds

American Century Small Cap Value Investment(1) – This fund seeks long-term capital growth and normally invests at least 65% of its assets in equity securities of U.S. companies with small market capitalizations.

American Funds Growth Fund of America R3(1) – This fund seeks capital growth and invests primarily in common stocks which the fund management believes are reasonably priced and represent solid long-term investment opportunities.

American Fund EuroPacific Growth R3(2) – This fund seeks long-term capital growth and normally invests at least 80% of its assets in equity securities of issuers domiciled in Europe and the Pacific Basin.

Putnam International Growth A(3) – This fund seeks capital growth and normally invests at least 65% of its assets in equity securities of companies located outside of the United States.

T. Rowe Price Equity-Income(1) – This fund seeks dividend income, and potential for capital appreciation is also considered. The fund invests at least 80% of its assets in income-producing common stocks and may invest up to 25% of its assets in foreign securities.

T. Rowe Price Mid-Cap Growth(1) – This fund seeks long-term growth of capital and normally invests at least 80% of its assets in mid-cap common stocks with above-average growth potential. Also, the fund may invest up to 25% of its assets in foreign securities.

T. Rowe Price Science & Technology – This fund seeks long-term capital growth and normally invests at least 65% of its assets in companies, both foreign and domestic, that seek to develop or use scientific and technological advances.

Vanguard Growth & Income – This fund seeks a total return greater than that of the S&P 500 index on an annual basis.

Vanguard Explorer(1) – This fund seeks long-term growth of capital and invests primarily in equity securities of small companies with market capitalization less than $1 billion. It may also

(1)	This investment option was added on March 31, 2003.

(2)	This investment option was added on December 5, 2003.

(3)	This investment option was terminated on March 1, 2004.

invest up to 20% of its assets in foreign securities traded in either the United States or in foreign markets.

Vanguard Total Bond Market Index(1) – This fund seeks to replicate the total return of the Lehman Brothers Aggregate Bond index. As such, the fund normally invests at least 80% of its assets in securities listed on the index and attempts to keep its portfolio weightings in line with the weightings of the index.

Vanguard Asset Allocation – This fund seeks total return and allocates assets among common stocks, bonds, and money-market instruments. It varies the asset mix according to the relative attractiveness of the asset classes.

Common Stock

IndyMac Bancorp, Inc. Common Stock – Monies are invested in the common stock of IndyMac Bancorp, Inc.

CHANGES IN INVESTMENT OPTIONS

Effective December 4, 2003, the Putnam International Growth A Fund was closed to future contributions and was subsequently terminated as an investment option on March 1, 2004. On December 5, 2003, the American Funds Euro-Pacific Growth R3 Fund was added as an international fund replacement option.

Effective May 14, 2004, the IndyMac Bank Top Tier Money Market Savings Account (the “IndyMac Money Market Account”) was added as a new investment option to replace Principal Money Market Separate Account. Funds in Principal Money Market Separate Account were automatically transferred to IndyMac Money Market Account on May 14, 2004.

PARTICIPANT NOTES RECEIVABLE

Participants may elect to borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a reasonable rate, not in excess of that permitted by law. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

(1)	This investment option was added on March 31, 2003.

On separation from service, a participant may elect to receive an amount equal to the vested value of his or her account through a lump-sum distribution. If the participant has invested in the pooled or mutual funds he or she will receive distributions in cash. If the participant has invested in the IndyMac Bancorp, Inc. or Countrywide Financial Corporation stock, he or she can elect to receive distribution in either cash or shares.

Additionally, the Plan is subject to the annual minimum distribution requirements determined by the Treasury Regulations under Section 401(a)(9) of the Internal Revenue Code.

FORFEITED ACCOUNTS

At December 31, 2003 and 2002, forfeited nonvested accounts totaled $385,404 and $166,807, respectively. These amounts were used to reduce subsequent employer contributions or administrative fees.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principals requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value. The value of each pooled separate account is determined at the close of each business day by Principal Life Insurance Company based on market values of the underlying investment securities. Common stocks are valued based upon the stock price at the last reported sales price on the last business day of the plan year. Mutual funds are valued at quoted market prices that represent the net asset values of underlying shares held by the Plan as of year-end. Money market funds and participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual method. Dividends are recorded on the ex-dividend date.

NOTE 3 — INVESTMENTS

The Plan’s investments are held in a trust fund administered by Principal Life Insurance Company except for IndyMac Bancorp, Inc. and Countrywide Financial Corporation common stock held at Bankers Trust Company. The fair values and the rate of returns of the following individual investments at December 31, 2003 and 2002 are as follows:

	December 31
	2003		2002
		Rate of		Rate of
	Fair Value	Return	Fair Value	Return
Principal Money Market Fund*	$15,804,045	0.76%	$9,829,939	1.45%
Principal Government Securities Fund *	3,354,426	1.68%	2,968,244	8.54%
Principal Large Cap Stock Index Fund *	3,476,314	28.18%	1,936,403	(22.38)%
Principal Large Company Growth Fund	1,821,181	25.98%	1,017,104	(28.87)%
Principal Large Company Value Fund	1,027,222	25.50%	512,909	(13.68)%
Principal Mid-Cap Stock Index Fund(1)	463,971	34.87%	N/A	N/A
Principal Small Cap Stock Index Fund(1)	566,566	38.27%	N/A	N/A
Principal Medium Company Growth Fund(4)	N/A	N/A	413,782	(41.46)%
Principal Small Company Growth Fund(4)	N/A	N/A	374,515	(40.50)%
American Century Small Cap Value Fund(1)	472,197	36.10%	N/A	N/A
American Funds Growth Fund of America R3(1)	380,685	32.31%	N/A	N/A
American Funds EuroPacific Growth R3(2)	134,701	32.37%	N/A	N/A
Invesco Family of Funds(4)	N/A	N/A	544,256	(33.08)%
Putnam International Growth Fund(3)	1,508,421	28.14%	945,416	(17.03)%
T. Rowe Price Equity Income Fund(1)	601,351	25.78%	N/A	N/A
T. Rowe Price Mid Cap Growth Fund(1)	651,230	38.21%	N/A	N/A
T. Rowe Price Science & Technology Fund	1,731,561	51.25%	749,797	(40.58)%
Vanguard Growth & Income Fund *	3,368,688	30.15%	1,796,785	(21.92)%
Vanguard Explorer Fund(1)	414,535	44.25%	N/A	N/A
Vanguard Total Bond Market Index Fund(1)	726,597	3.98%	N/A	N/A
Vanguard Asset Allocation Fund	1,558,753	26.42%	924,395	(15.43)%
IndyMac Bancorp, Inc. Common Stock*	7,696,681	64.84%	5,169,819	(20.92)%
Countrywide Financial Corporation Common Stock	884,747	97.41%	$563,355	27.29%

Total	$46,643,872		$27,746,719

*Represents 5% or more of the Plan’s net assets at December 31, 2003.

(1) This investment option was added on March 31, 2003.

(2) This investment option was added on December 5, 2003.

(3) This investment option was terminated on March 1, 2004.

(4) This investment option was terminated on March 31, 2003.

During the years ended December 31, 2003 and 2002, the Plan’s investments (including realized and unrealized gains and losses) appreciated (depreciated) in fair value as follows:

	December 31,
	2003	2002
Pooled separate accounts
Principal Large Cap Stock Index Fund	$692,422	$(511,831)
Principal Large Company Growth Fund	321,265	(370,407)
Principal Large Company Value Fund	183,274	(77,099)
Principal Money Market Fund	101,492	108,281
Principal Mid-Cap Stock Index Fund	74,791	—
Principal Small-Cap Stock Index Fund	69,059	—
Principal Government Securities Fund	49,529	172,005
Principal Medium Company Growth Fund	(8,887)	(207,863)
Principal Small Company Growth Fund	(14,193)	(174,028)

Pooled separate accounts	$1,468,752	$(1,060,942)

Mutual funds
Am Funds Europacific Growth R3 Fund	$3,552	$—
American Century Growth R3 Fund	42,616	—
American Century Small Cap Value Fund	68,816	—
Invesco Dynamics Fund	(5,134)	(211,739)
Putnam International Growth A Fund	345,009	(173,188)
T Rowe Price Equity Income Fund	62,847	—
T Rowe Price Mid-Cap Growth Fund	60,999	—
T. Rowe Price Science & Technology Fund	481,992	(406,093)
Vanguard Asset Allocation Fund	278,702	(174,414)
Vanguard Total Bond Market Index Fund	(3,593)	—
Vanguard Explorer Fund	45,652	—
Vanguard Growth and Income Fund	657,204	(503,793)

Mutual funds	$2,038,662	$(1,469,227)

Common stock
IndyMac Bancorp, Inc.	$3,143,322	$(1,362,277)
Countrywide Financial Corporation	459,523	120,681

Common stock	$3,602,845	$(1,241,596)

Net appreciation (depreciation)	$7,110,259	$(3,771,765)

NOTE 4 – RISKS AND UNCERTAINTIES

The Plan provides for various investments in pooled separate accounts, mutual funds and common stock. Investments in general are subject to various risks, such as interest rates, credit and overall market volatility risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments.

Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE 6 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 12, 2002, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated but the issuance of another determination letter was not required. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes the Plan is qualified and the related trust is tax exempt.

NOTE 7 - ADMINISTRATIVE EXPENSES

The Company pays the recordkeeping fees for the Plan. These fees are typically covered by the forfeitures of the Plan. For the plan years ended December 31, 2003 and 2002, these expenses amounted to $185,131 and $157,927, respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS

Certain Plan investments are units of mutual funds and common/collective trust funds managed by Principal Financial, the trustee of the Plan. Participants also have the option to invest in IndyMac Bancorp common stock. These transactions qualify as party-in-interest transactions.

Supplemental Schedule

IndyMac Bank, F.S.B. 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
Principal Life Insurance Company *	Money Market	$15,804,045
Principal Life Insurance Company *	Government Securities	3,354,426
Principal Life Insurance Company *	Large Cap Stock Index	3,476,314
Principal Life Insurance Company *	Large Company Growth	1,821,181
Principal Life Insurance Company *	Large Company Value	1,027,222
Principal Life Insurance Company *	Mid-Cap Index	463,971
Principal Life Insurance Company *	Small Cap Index	566,566
Vanguard Group	Vanguard Growth & Income	3,368,688
Vanguard Group	Vanguard Asset Allocation	1,558,753
Vanguard Group	Vanguard Total Bond Market Index	726,597
Vanguard Group	Vanguard Explorer Fund	414,535
T. Rowe Price Funds	T. Rowe Price Science & Technology	1,731,561
T. Rowe Price Funds	T. Rowe Price Mid Cap Growth	651,230
T. Rowe Price Funds	T. Rowe Price Equity Income	601,351
American Century Investments	American. Century. Small Cap Value	472,197
American Funds	American Funds Growth	380,685
American Funds	Am Funds Europacific Growth	134,701
Putnam Investments	Putnam International Growth	1,508,421
IndyMac Bancorp, Inc. *	Common Stock	7,696,681
Countrywide Financial Corporation	Common Stock	884,747
Participant Notes Receivable *	Rates range from 5.75% to 11.50%	1,280,879

Total		$47,924,751

* Party-in-interest